

Arthur Whitney · 3rd

Shakti Software

Canadian Computer Programmer

New York, New York, United States · 500+ connections ·

Contact info

Experience


Co-Founder
Shakti Software
Jan 2019 – Present · 2 yrs 4 mos


Co Founder and board member
kx
Jun 1993 – Present · 27 yrs 11 mos
palo alto


managing director
Union Bank of Switzerland
Jun 1994 – Jun 1996 · 2 yrs 1 mo
new york


programmer/trader
Morgan Stanley
1988 – 1993 · 5 yrs

Interests


Shakti Software
938 followers

Thalesians Ltd
3,577 followers

KX
7,799 followers

Iversonians
855 members